Exhibit 6.1.5

AMENDED AND RESTATED VIDEO GAME LICENSE AGREEMENT

This Amended and Restated Video Game License Agreement (this “Agreement”), dated as of April 27, 2017 (“Effective Date”), is entered into between Interdimensional Games Incorporated, a Canadian Federal corporation (“Developer”), with its principal place of business at 9791 115A Street, Surrey, BC Canada V3V 3Z3, and Fig Publishing Inc. (“Licensee”), with its principal place of business at 599 Third St. Suite 211, San Francisco, CA 94107. Developer and Licensee may be referred to individually as a “Party” and collectively as the “Parties.”

INTRODUCTION

A.       Developer is the owner of all Intellectual Property Rights (as defined below) in and to the Licensed Game (as defined below), which is being developed by Developer for the Platforms (as defined below).

B.       Licensee is a publisher and distributor of video games.

C.       Licensee’s parent, Fig Publishing, Inc. (“Fig Publishing”), is raising funds through Fig.co, a crowdfunding platform affiliated with Fig Publishing, and wishes to provide funding to the Developer to complete development of the Licensed Game.

D.       Licensee wishes to license the Licensed Game from Developer, and Developer wishes to license the Licensed Game to Licensee, to exploit the Licensed Game on the Platforms in accordance with the following terms and conditions.

TERMS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	DEFINITIONS.

In addition to the capitalized terms defined elsewhere in this Agreement, the following terms shall have the meanings set forth below:

1.1.	“Adjusted Gross Revenue” means gross revenues actually received by Licensee from the exploitation of the Licensed Game by any Co-Publisher less:

(a)   any and all (i) payment processing charges, credit card charges, chargebacks, returns, disputed charges, fraudulent charges and/or bad debt; (ii) excise, sales, value added or comparable or similar taxes; and (iii) distributor fees (by way of example, any fees or charges by Steam or other Distributor, in each case attributable to Licensee’s exploitation of the Licensed Game (collectively, the “Selling Expenses”); and

(b)   the payment of the Service Fee described in Section 4.7.

With respect to any rewards crowdfunding for the Licensed Game, whether conducted on Fig.co, on the Developer’s own website or on another crowdfunding platform, “Adjusted Gross Revenue” does include revenues received by the Developer pursuant to such rewards crowdfunding campaign that are not spent in the development or publishing of the Licensed Game or received within 6 months’ of the commercial release of the Licensed Game, such as through a “slacker backer” campaign.

1.2.	“Committed Platforms” shall mean XBox One, PlayStation 4, Microsoft Windows, Linux and Apple Macintosh.

1.3.	“Co-Publisher” means the Developer, the Licensee and any other party granted a license to exploit the Licensed Game in consideration for funding the development or advertising, marketing, or promotion of the Licensed Game or is otherwise designated as “publisher of record” pursuant to a Distribution Agreement.

1.4.	“Co-Publisher Payments” has the meaning given in Section 2.4 below.

1.5.	[Reserved].

1.6.	“Defect” means an error, bug, defect malfunction, failure, nonconformity or other deficiency in the operation of the Licensed Game.

1.7.	“Developer Brand Features” means the trademarks, trade names, service marks, service names and logos proprietary to Developer in connection with or related to the Licensed Game.

1.8.	“Distribution Agreement” means an agreement with a third party (a “Distributor”) to distribute (whether physically or digitally), deliver, transmit, stream, resale, wholesale or otherwise exploit the Licensed Game.

1.9.	“DLC” means downloadable additional content or expansions to a video game which require the installation and license of such video game to be played by an end user.

1.10.	“Game Funding Payment” has the definition set forth in Section 4.1 below.

1.11.	“Intellectual Property Rights” means, with respect to any item, any and all now known or hereafter known (i) rights associated with works of authorship throughout the universe, including but not limited to copyrights and moral rights, (ii) trademark and trade name rights and similar rights, (iii) trade secret rights, (iv) patents, designs, and other industrial property rights, (v) all other intellectual property and industrial property rights, and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues hereof now or hereafter in force (including any rights in any of the foregoing).

1.12.	“Fig Publishing” means Fig Publishing, Inc., which is the Licensee’s parent. The Licensee is wholly owned by Fig Publishing.

1.13.	“Fig Publishing Rev Share” has the meaning set forth in Section 4.1 below.

1.14.	“Licensed Game” means each version of the video game software identified and described on Exhibit A for use with each of the Platforms, including updates and enhancements including any DLC thereto.

1.15.	“Licensee Brand Features” means the trademarks, trade names, service marks, service names and logos proprietary to Licensee.

1.16.	“Open Source” means any software that requires as a condition of use, modification and/or distribution of such software that such software or other software incorporated into, derived from or distributed with such software: (i) be disclosed or distributed in source code form; or (ii) be redistributable at no charge. Open Source includes, without limitation, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g., PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), (f) the Sun Industry Source License (SISL), and (g) the Apache Server license.

1.17.	“Platforms” means any and all personal computer, mobile, tablet, video game console, interactive television, virtual reality, augmented reality and any other operating system on which video games are played, whether now known or hereafter devised, including but not limited to computers running Microsoft Windows operating systems, Microsoft Xbox 360, Xbox One, Sony PlayStation 3, PlayStation 4, Playstation VR and Vita, Nintendo Wii, Wii-U, DS and 3DS, Oculus Rift and Valve/HTC Vive, Apple Macintosh, OS X and iOS operating systems, Google Android operating system, Linux operating system and Steam Machine operating system, and all future versions of each of the foregoing.

2.	LICENSE GRANT; OWNERSHIP.

2.1.	Game License. Developer hereby grants to Licensee a non-exclusive, irrevocable, perpetual (unless this Agreement is terminated pursuant to Section 7.2 or pursuant to Section 7.3(i) by Developer), worldwide, fully paid up, sublicensable (across multiple tiers) right and license throughout the world to use, license, sublicense, sell, advertise, promote, publicly perform, distribute, display, create derivative works of solely for the purpose of advertising, promoting and marketing the Licensed Game, and otherwise utilize the Licensed Game for and in connection with publishing, distributing, advertising, marketing and promoting the Licensed Game to consumers (the “Publishing License”). Licensee agrees that unless this Agreement is terminated by Licensee pursuant to Section 7.3(i) below, Licensee will obtain Developer’s prior written (with email sufficing) approval, which approval shall not be unreasonably withheld, prior to entering into any Distribution Agreement for the Licensed Game with any third party. Licensee shall have the right to approve any agreements between the Developer and a Co-Publisher, such approval not to be unreasonably withheld. Notwithstanding the foregoing and unless otherwise agreed by both parties, Developer may enter into a Distribution Agreement without the Licensee’s consent if either (i) the Developer is required to do so by the Distributor or the Developer has a pre-existing Distribution Agreement in place with such Distributor or (ii) distributing the Licensed Game under the Distribution Agreement would provide a commercial advantage to Licensee, including but not limited to more favorable terms being obtained than could be obtained by the Licensee directly.

2.2.	Developer Brand Features License. Developer hereby grants to Licensee an non-exclusive, irrevocable, perpetual (unless this Agreement is terminated pursuant to Section 7.2 or pursuant to Section 7.3(i) by Developer), fully paid up, sublicensable (across multiple tiers) right and license to use, create derivative works of, display and otherwise utilize the Developer Brand Features and components of the Licensed Game (including, without limitation, pictorial, audio and audiovisual elements, characters, screenshots and icons) in connection with the Licensed Game and the advertising, promotion and marketing thereof (the “Brand Features License” and collectively with the Publishing License, the “Licensed Rights”).

2.3.	Domain Names. Licensee shall have the right to use in conjunction with the Licensed Game, domain names using Developer Brand Features either alone or in combination with Licensee Brand Features, subject to Developer's consent, which shall not be unreasonably withheld.

2.4.	Revenue Payments. Notwithstanding the non-exclusive nature of the Publishing License, all revenue generated by any Co-Publisher from the Licensed Game (“Licensed Game Revenue”) shall be paid directly to the Licensee without deduction of any kind. Notwithstanding the foregoing, Developer agrees that it shall promptly pay and it shall use commercially reasonable efforts to cause any other Co-Publisher to promptly pay to Licensee any Licensed Game Revenue that is paid to it rather than Licensee, without deductions of any kind. To the extent that any Co-Publisher identifies and negotiates Distribution Agreements, the Co-Publisher shall promptly notify Licensee and use commercially reasonable efforts to provide that each Distribution Agreement direct all Licensed Game Revenue to Licensee as the beneficiary of any payments earned thereunder. If the Distributor refuses to direct revenues directly to Licensee, the Co-Publisher may receive Licensed Game Revenue directly and pay all such revenues to Licensee (“Co-Publisher Payments”) without deductions of any kind to a bank account provided by Licensee in accordance with Section 4.4.

Licensed Game Revenue shall not include revenues received by the Developer pursuant to its Rewards Crowdfunding campaigns for the Licensed Game conducted on Fig.co; provided, however, (i) any revenues from any rewards crowdfunding campaigns, whether conducted on Fig, on the Developer’s own website or on another crowdfunding platform, that is not spent in the development of the Licensed Game will be included in Licensed Game Revenue, and (ii) Developer will not raise any such rewards crowdfunding, prior to 6 month’s of the commercial release of the Licensed Game without Licensee’s mutual consent.

The Developer agrees that Distribution Agreements and agreements with any Co-Publisher shall establish fair, just and equitable market rates, and arms-length prices in such dealings, which shall be created on a reasonable and empirically justifiable basis. Developer acknowledges and agrees that Developer’s failure to comply with the provisions of this Section 2.4 would be a material breach of this Agreement and an infringement of Licensee’s Intellectual Property Rights.

2.5.	Exclusivity Period. Developer agrees that for a period of one (1) year from the date Licensee first makes the Licensed Game generally available to the public for purchase on the Platforms, Developer shall not publish, distribute or release to the public any video game, computer game, virtual reality or other interactive entertainment derivative work of the Licensed Game that is sold or licensed as a separate executable format for the Platforms (excluding the Developer’s VR project relating the precursor game Consortium released in 2014), including, without limitation, any sequels, prequels, spin-offs, or other video games based upon or otherwise featuring any of the settings, characters or “universe” of the Licensed Game, without the prior written approval of Licensee, which approval shall not be unreasonably withheld.

2.6.	Ownership. The Parties agree that as between the Parties, (i) Developer is the owner of the Licensed Game, the Developer Brand Features, and all Intellectual Property Rights therein and thereto (collectively, the “Developer IP”); and (ii) Licensee is the owner of the Licensee Brand Features and all Intellectual Property Rights therein and thereto (collectively, the “Licensee IP”).

3.	DEVELOPER & LICENSEE OBLIGATIONS.

3.1.	Delivery. Developer shall deliver the Licensed Game in executable format for each Committed Platforms, free of all Defects to Licensee at Developer’s sole cost and expense, in a form and format specified by Licensee no later than March 31, 2018 (the “GM Delivery Date”), unless otherwise agreed upon by the Parties in writing. The Developer has no obligation to prepare the Licensed Game in executable format for Platforms other than Committed Platforms at any time or at all. Additionally, Developer shall promptly deliver any and all bug fixes, updates or upgrades of the Licensed Game that Developer develops for the Platforms.

3.2.	Build Delivery. Developer shall, at any time prior to the GM Delivery Date at Licensee’s request, deliver or otherwise make available, through file management systems such as Perforce, the then-current build of the Licensed Game for the Platform or Platforms specified by Licensee in both object code and source code formats no later than thirty (30) days from the date of each such request.

3.2.1.	Cooperation. Developer and Licensee further agree that each shall cooperate with the other as reasonably requested from time to time with regard to the marketing, advertising, promotion and distribution of the Licensed Game Developer acknowledges and agrees that Licensee may delegate any or all of its responsibilities under this Agreement, other than any obligation of Licensee to pay any amount to Developer due hereunder, to Licensee’s affiliate, Loose Tooth Industries, Inc. (“Fig Holdings”).

3.2.2.	Licensee agrees to designate staff no less qualified than its current personnel who will at all reasonable times be available to consult with Developer on business decisions (as contrasted with creative and software development decisions) being made by Developer during the development and following the release of the Licensed Game. Such business decisions shall include the choices of: technology platforms and devices for which the Licensed Game should be developed, languages in which the Licensed Game should be localized, and Distributors that should be used.

3.3.	No Liens or Encumbrances. Developer will not cause or allow any liens or encumbrances to be placed against, grant any security interest in, or otherwise sell, transfer, bequeath, quitclaim or otherwise assign, or allow any of the forgoing to occur to, the Intellectual Property Rights in and to the Licensed Game without Licensee’s prior written consent.

3.4.	Audit – Use of Game Funding Payment. Developer will maintain books and records that report the usage of the Game Funding Payment paid to Developer by Licensee hereunder. Licensee may examine these books and records as they relate to the usage of the Game Funding Payment, such examination to occur during regular business hours, upon reasonable notice, and in a manner that is not disruptive to the Developer’s business. In the event any such inspection reveals that Developer has allocated or spent ten percent (10%) or more of the Game Funding Payment for purposes other than the development of the Licensed Game, then in addition to any and all other rights and remedies available to Licensee hereunder, Developer shall immediately return to Licensee and/or reimburse Licensee for such Game Funding Payment, upon demand from Licensee, and the Parties shall agree upon a reasonably prompt payment schedule and/or time frame for such reimbursement. Any such repayment of Game Funding Payment shall not affect the allocation of Fig Publishing Rev Share resulting from the Game Funding Payment paid to Developer by Licensee.

3.5.	Steam Keys. Developer will deliver to Licensee 15,000 valid Steam game keys of the Licensed Game on the applicable Platforms (or such other format of keys as mutually agreed) (the “Fig Keys”) no later than 14 days from the Licensed Game’s commercial launch to be held and used by Licensee for the sale of the Licensed Game (i) on Fig.co or (ii) to any Distributors selected in accordance with Section 3.2.2 during the term of this Agreement or (iii) in the event Developer breaches this Agreement. The Fig Keys shall be deemed the sole property of Licensee and Developer hereby represents and warrants that Developer shall not, and shall not allow any third party to, interfere in any manner with Licensee’s ownership rights in and to the Fig Keys, including, without limitation, any duplication, cancellation, or prevention of the distribution or redemption of such Fig Keys.

4.	REVENUES; PAYMENTS.

4.1.	Game Funding Payment. Licensee shall pay to Developer up to $300,000, to be used by Developer in the development and publishing of the Licensed Gam (the “Game Funding Payment”). As used herein, “Fig Publishing Rev Share” shall mean the percentage equal to (x) the sum of the Game Funding Payment, (y) divided by $1,000,000.

4.2.	Revenue Share. Licensee shall pay Developer the following percentage of Adjusted Gross Revenue (the “Developer Rev Share”) if any, equal to: 100% – (Fig Publishing Rev Share).

By way of example, if the Game Funding Payment were $150,000, then the Fig Publishing Rev Share would equal approximately 15%, which is derived from dividing $150,000 by $1,000,000, and under Section 4.2 the Licensee would retain approximately 15% of Adjusted Gross Revenue. Furthermore, for purposes of clarity, in no event will the Game Funding Payment exceed $300,000, and accordingly, in no event will the Fig Publishing Rev Share exceed approximately 30%.

4.3.	Reserve. As security against chargebacks, returns, disputed charges, fraudulent charges and/or bad debt incurred, Licensee shall be entitled to retain a reserve of not more than three percent (3%) of the Developer Rev Share on a rolling 6-month basis.

4.4.	Statements and Payments. Payments by a Co-Publisher to the other party (the Developer Rev Share in the case of a payment by Licensee to the Developer, and the Co-Publisher Payment in the case of a payment by a Co-Publisher to Licensee) shall be made no later than thirty (30) days after the end of the calendar month in which the Licensed Game Revenue is received and include (i) a statement from the paying Co-Publisher regarding the payment and (ii) a copy of all statements received by the paying Co-Publisher from each Distributor.

4.5.	Taxes. To the extent necessary to comply with the laws, rules and regulations of the United States, and any treaties between the United States and any countries outside the United States in the Territory, Licensee shall be entitled to withhold foreign withholding taxes at the applicable rate set forth in such treaties. Licensee shall use commercially reasonable efforts to furnish to Developer the original or a copy of a receipt evidencing payment thereof in a form acceptable to the government of the foreign country or other relevant local tax authority, certifying the fact that such tax has been duly paid and account to Developer for its pro-rata share of such tax credit, if any. If for any reason Licensee does not withhold such taxes, then Developer agrees to pay such taxes within sixty (60) days from the date of notice from Licensee. If Developer does not pay such taxes and the relevant tax authority holds Licensee liable, then Developer agrees to indemnify Licensee for any such liability within sixty (60) days from the date of Licensee's notice thereof.

4.6.	Audit Procedure - Payments. Co-Publishers will maintain books and records reasonably sufficient to permit verification of each Co-Publisher’s compliance with its obligations under this Agreement. Each Party may examine these books and records as they relate to distribution of the Licensed Game, such examination to occur during regular business hours, upon reasonable notice, and in a manner that is not disruptive to the examined Co-Publisher’s business. In the event any such inspection reveals that a Co-Publisher has underpaid or caused to be underpaid any amount by ten percent (10%) or more of the amount actually owed, then in addition to any and all other rights and remedies available to a Party hereunder, such Co-Publisher shall immediately pay the underpaid amounts upon demand of the underpaid Party. Such payments shall also include interest calculated from the date such payments were originally due at the rate of (i) One and One Half Percent (1.5%) per month, or (ii) the maximum rate permitted by law. Any such payments shall not affect the allocation of Fig Publishing Rev Share resulting from the Game Funding Payment paid to Developer by Licensee. In addition to the foregoing remedy, Licensee may sell, and have full rights and license to sell at Licensee’s sole discretion, an amount of Fig Keys through any Distributor, and retain 100% of the sales receipts of those sales, that is sufficient to offset the underpaid amount.

4.7.	Fig Holdings Service Fee. Developer acknowledges and agrees that Licensee shall pay Fig Holdings, at Licensee’s election, either (I) five percent (5%) of the amount equal to gross revenues actually received by Licensee from Licensee’s exploitation of the Licensed Game after deduction of the Selling Expenses or (II) $50,000 (the “Service Fee”). The Service Fee shall be used to compensate Fig Holdings for its services to Fig Publishing and the Licensee.

5.	CONFIDENTIAL INFORMATION

5.1.	Confidential Information. Each Party acknowledges that by reason of its relationship to the other Party under this Agreement it will have access to and acquire knowledge from, material, data, systems and other information concerning the operation, business, financial affairs, products, customers, trade secrets and intellectual property of the other Party that may not be accessible or known to the general public, including, but not limited to the terms of this Agreement (referred to as “Confidential Information”).

5.2.	No Disclosure. Each Party agrees to: (i) maintain and preserve the confidentiality of all Confidential Information received from the other, both orally and in writing, including, without limitation, taking such steps to protect and preserve the confidentiality of the Confidential Information as it takes to preserve and protect the confidentiality of its own confidential information; (ii) disclose such Confidential Information only to its own employees and contractors on a “need-to-know” basis, and only to those employees and contractors who have agreed to maintain the confidentiality thereof; and (iii) not disclose such Confidential Information to any third party (other than contractors as set forth in subpart (ii) hereof) without the express written consent of the disclosing Party, provided, however that each Party may disclose the financial terms of this Agreement to its legal and business advisors and to potential investors so long as such third parties agree to maintain the confidentiality of such Confidential Information. Each Party further agrees to use the Confidential Information only for the purpose of performing this Agreement. Whenever requested by a disclosing Party and provided the same is not required for the performance by the receiving Party of its obligations hereunder, a receiving Party shall immediately return to the disclosing Party all manifestations of the Confidential Information or, at the disclosing Party’s option, shall destroy all such Confidential Information as the disclosing Party may designate.

5.3.	Exclusions. The Parties’ obligations under Section 5.2 above shall not apply to Confidential Information which: (i) is or becomes a matter of public knowledge through no fault of or action by the receiving Party; (ii) was rightfully in the receiving Party’s possession prior to disclosure by the disclosing Party; (iii) subsequent to disclosure, is rightfully obtained by the receiving Party from a third Party who is lawfully in possession of such Confidential Information without restriction; or (iv) is independently developed by the receiving Party without resort to the disclosing Party’s Confidential Information. Notwithstanding the provisions of Section 5.2, the receiving Party will not be in breach of its obligations hereunder if it is required by law or judicial order or stock exchange regulation to disclose any Confidential Information of the disclosing Party, provided that prior written notice of such required disclosure is furnished to the disclosing Party as soon as practicable in order to afford the disclosing Party an opportunity to seek a protective order.

6.	REPRESENTATIONS AND WARRANTIES.

6.1.	Mutual Representations and Warranties. Each Party represents and warrants to the other Party that: it has the power and authority to enter into this Agreement, to grant the licenses contained herein and to otherwise perform its obligations and covenants hereunder; it has duly executed and delivered this Agreement pursuant to the due authorization thereof; and this Agreement represents its valid and binding obligation, duly enforceable against it according to the terms hereof.

6.2.	Developer Representations and Warranties. In addition to the representations and warranties set forth in Section 6.1, Developer hereby represents and warrants to Licensee that:

6.2.1.	The Licensed Game is the Developer’s original creation;

6.2.2.	Developer is the exclusive owner of all rights and interests in the Licensed Game and the Developer Brand Elements and all component parts thereof do not and shall not violate or infringe any Intellectual Property Rights or other proprietary rights of any third party or parties;

6.2.3.	Developer has obtained all of the rights which are needed in order for Developer to satisfy its obligations hereunder and has the ability, power and permission to grant such rights to Licensee and to make the promises and covenants as are set forth herein;

6.2.4.	Developer’s execution, delivery and performance of this Agreement does not and shall not conflict with or violate any applicable law, rule or regulation or the terms of any agreement between Developer and any third party; and

6.2.5.	The Game and Licensed Game do not contain (i) any material is pornographic, obscene, or defamatory, (ii) any hidden “easter eggs” containing any of the foregoing content; (iii) any computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously access, intercept or expropriate any system, data or personal information, or contain any viruses, Trojan horses, worms, time bombs, back-doors, cancelbots or other malicious or unauthorized components; or (iv) Open Source.

6.3.	Disclaimers. Notwithstanding anything else to the contrary in this Agreement, Licensee makes no representation, warranty or guaranty as to the amount of Developer Rev Share that Developer will derive from the exploitation of the Licensed Game or as to the commercial success thereof.

7.	TERM AND TERMINATION.

7.1.	Term. The term of this Agreement shall commence as of the Effective Date and shall continue for the duration of the term of copyright protection for the last-to-expire version of the Licensed Game in each country unless terminated as set forth in this Section 7.

7.2.	[Reserved.]

7.3.	Termination for Cause. Either Party may terminate this Agreement: (i) upon a material default or breach by the other Party of any of its material obligations under this Agreement, unless within thirty (30) calendar days after receipt of written notice of such default, the defaulting Party remedies such default; or (ii) if the other Party becomes insolvent or seeks protection under any bankruptcy, receivership, trust, deed, creditor's arrangement, or comparable proceeding, or if any such proceeding is instituted against such other Party and not dismissed within ninety (90) days.

7.4.	Effect of Termination. Except as set forth in Section 7.5, upon termination of this Agreement pursuant to Section 7.2 or pursuant to Section 7.3(i) by Developer, all rights and licenses granted hereunder shall immediately terminate and Licensee shall have no further obligation to make any payments contemplated by Sections 4.1 or 4.2 (other than, with respect to Section 4.2, any payments attributable to any period(s) ending on or before the date of termination that have not yet been paid).

7.5.	Survival. Sections 1, 2.1 – 2.5 (unless this Agreement is terminated pursuant to Section 7.2 or pursuant to Section 7.3(i) by Developer), 2.6, 4, 5, 6, 7.4 and 8 through 10 shall survive the termination or expiration of this Agreement. In addition, following expiration or termination of this Agreement, the rights and licenses granted by Developer to Licensee shall survive, solely to permit the distribution of the Licensed Game to end users who purchased the Licensed Game or other persons who have been permissibly distributed the Licensed Game prior to the expiration or termination. The Parties acknowledge and agree that to the extent the licenses granted in Section 2 survive the termination of this Agreement, all terms and obligations under Section 4 hereof shall also survive. The Parties acknowledge and agree that this Agreement includes a “license of intellectual property” and is and shall be subject to Sections 365(n) of the United States Bankruptcy Code, and that each party shall be entitled to all rights and benefits of such sections in accordance with its terms and conditions.

8.	INDEMNIFICATION.

8.1.	Mutual Indemnification. Each Party hereby agrees to indemnify, defend, and hold the other, and its respective subsidiaries, officers, directors, attorneys, affiliates, parents, agents and employees, harmless from any losses, liabilities, causes of action and costs (including reasonable attorneys’ fees) from, or on account of, or related to any claims arising out of the following: (i) any breach by the indemnifying Party of its obligations, representations and warranties hereunder, (ii) any claims by the indemnifying Party’s creditors or alleged creditors to the effect that the other is responsible or liable for its debts, commitments or other obligations; or (iii) the use of the Licensed Right as contemplated under this Agreement.

8.2.	Notice; Participation. The Party claiming indemnification pursuant to this Section 8 (the “Indemnified Party”) shall promptly notify the party with the indemnification obligation (the “Indemnifying Party”) of any such claim of which it becomes aware and shall: (i) at the Indemnifying Party’s expense, provide reasonable cooperation to Indemnifying Party in connection with the defense or settlement of any such claim, and (ii) at the Indemnified Party’s expense, be entitled to participate in the defense of any such claim.

8.3.	Settlement. The Indemnified Party agrees that Indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third party claim. However, Indemnifying Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the Indemnified Party’s rights or interests without prior written consent of the Indemnified Party.

9.	LIMITATIONS ON LIABILITY.

TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY, WHETHER IN TORT, CONTRACT OR OTHERWISE, SHALL LICENSEE BE LIABLE TO DEVELOPER OR ANY AFFILIATE OF DEVELOPER OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF LICENSEE SHALL HAVE BEEN INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY LICENSEE TO DEVELOPER UNDER THIS AGREEMENT TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

10.	GENERAL.

10.1.	Governing Law and Jurisdiction. This Agreement shall be governed by and interpreted under the laws of the State of California, without reference to its choice of laws principles. The Parties expressly understand and agree that any dispute arising under this Agreement will be brought exclusively in the state or federal courts within the County of San Francisco, California and the Parties hereby consent to the exclusive personal jurisdiction and venue therein. The Parties expressly waive the application of the United Nations Convention on Contracts for the International Sale of Goods to the terms of this Agreement.

10.2.	Controls. Both Parties will adhere to all applicable laws, regulations and rules relating to the export of technical data and will not export or re-export any technical data, any products received from the other Party or the direct product of such technical data to any proscribed country listed in such applicable laws, regulations and rules unless properly authorized.

10.3.	Independent Contractor. The relationship created by this Agreement is one of independent contractors, and not partners, franchisees or joint ventures. No employees, consultants, contractors or agents of one Party are employees, consultants, contractors or agents of the other Party, nor do they have any authority to bind the other Party by contract or otherwise to any obligation, except as expressly set forth herein. They will not represent to the contrary, either expressly, implicitly or otherwise.

10.4.	Notices. All notices and demands under this Agreement will be in writing and will be delivered by personal service, confirmed fax, confirmed e-mail, express courier, or certified mail, return receipt requested, to the attention of each of the chief executive officer of the receiving Party at the address of the receiving Party set forth below, or at such different address as may be designated by such Party by written notice to the other Party from time to time. Notice shall be deemed received on the day of personal service; on the first business day after confirmed e-mail or overnight express courier; and on the third business day after sending by other express courier or certified mail.

If to Developer:

Gregory MacMartin

Interdimensional Games Inc.

9791 115A Street, Surrey, BC Canada V3V 3Z3

Email: gam@interdimensionalgames.com

If to Licensee:

Fig Publishing Inc.

599 Third St., Suite 211

San Francisco, CA 94107

Email: justin@fig.co

10.5.	No Assignment. This Agreement may not be assigned by Developer to any other person, firm, or entity without the express written approval of Licensee (which approval may be withheld in Licensee’s sole discretion) and any attempt at assignment in violation of this Section 10.5 shall be null and void. Notwithstanding the foregoing, Licensee may assign any or all of its rights and obligations under this Agreement to Fig Publishing as expressly set forth in Section 3.2.1.

10.6.	Force Majeure. Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such party (“Force Majeure”), provided that such party gives the other party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof, and uses its diligent, good faith efforts to cure the breach. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

10.7.	Entire Agreement. This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter, including the license agreement entered by and between the Parties dated March 7, 2016, as subsequently amended and restated on March 7, 2017. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

10.8.	Advice from Independent Counsel. The Parties hereto understand that this Agreement to which it is a party is a legally binding agreement that may affect such Party’s rights. Each Party represents to the other that it has received legal advice from counsel of its choice regarding the meaning and legal significance of this Agreement and that it is satisfied with its legal counsel and the advice received from it.

10.9.	Judicial Interpretation. Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against any Party by reason of the rule of construction that a document is to be construed more strictly against the Party who itself or through its agent prepared the same, it being agreed that all Parties have participated in the preparation of this Agreement.

10.10.	Waiver. The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

10.11.	Remedies Cumulative. Any and all remedies herein expressly conferred upon a Party shall be deemed cumulative and not exclusive of any other remedy conferred hereby or by law, and the exercise of any one remedy shall not preclude the exercise of any other.

10.12.	Headings. Headings are for convenience only and shall not be considered in interpreting this Agreement.

10.13.	Counterparts. This Agreement may be signed by facsimile or digital image format and in counterparts by Licensee and Developer, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument.

10.14.	Severability. If any provision of this Agreement is, becomes, or is deemed invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.

INTENDING TO BE LEGALLY BOUND, the Parties have executed this Agreement by their duly authorized representatives, to be effective as of the date first written above.

INTERDIMENSIONAL GAMES, INC.			FIG PUBLISHING INC.

By:	/s/ Gregory MacMartin		By:	/s/ Jonathan Chan
	Name:	Gregory MacMartin		Name:	Jonathan Chan
	Title:	Chief Executive Officer		Title:	Chief Operating Officer

Exhibit A

The Licensed Game

CONSORTIUM: The Tower